                       SECURITIES AND EXCHANGE COMMISSION,
                             WASHINGTON, D.C. 20549

                              -------------------

                                   SCHEDULE TO

                                 (RULE 14D-100)

           TENDER OFFER STATEMENT UNDER SECTION 14(D) (1) OR 13(E) (1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 3)*

                   RESOURCES ACCRUED MORTGAGE INVESTORS 2 L.P.
                   -------------------------------------------
                        (Name of Subject Company (Issuer)

                             BIGHORN ASSOCIATES LLC
                    PRESIDIO CAPITAL INVESTMENT COMPANY, LLC
                    ----------------------------------------
            (Names of Filing Persons (Identifying Status as Offeror,
                            Issuer or Other Person))

                            LIMITED PARTNERSHIP UNITS

              -----------------------------------------------------
                           (Title of Class Securities)

                                      None

              -----------------------------------------------------
                       (CUSIP Number of Class Securities)


                          -----------------------------
                                MICHAEL L. ASHNER
                             BIGHORN ASSOCIATES LLC
                               5 CAMBRIDGE CENTER
                                    9TH FLOOR
                               CAMBRIDGE, MA 02142
                                 (617) 234-9000
                                ----------------
                                    Copy To:
                              MARK I. FISHER, ESQ.
                              ROSENMAN & COLIN LLP
                               575 MADISON AVENUE
                            NEW YORK, NEW YORK 10022

--------------------------------------------------------------------------------
                            CALCULATION OF FILING FEE
--------------------------------------------------------------------------------
Transaction Valuation*   $5,928,000             Amount of Filing Fee  $1,186
--------------------------------------------------------------------------------

* For purposes of calculating the fee only. This amount assumes the purchase of 57,000 units of limited partnership interest of the subject partnership for $104 per unit. The amount of the filing fee, calculated in accordance with Rule 0-11(d) under the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the aggregate of the cash offered by the bidder.

[X]  Check the box if any part of the fee is offset as provided by Rule 0- 11
     (a) (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:     $1,133
                       -------------------------------

Form or Registration No.:   Schedule TO
                         -----------------------------


Filing Party:   Bighorn Associates LLC
             -----------------------------------------

Date Filed: January 17, 2001 and February 14, 2001
           -------------------------------------------


[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer. Check the appropriate boxes below to designate any transactions to which the statement relates:

     [X]  third-party tender offer subject to Rule 14d-1.
     [ ]  issuer tender offer subject to Rule 13e-4.
     [ ]  going-private transaction subject to Rule 13e-3.
     [ ]  amendment to Schedule 13D under Rule 13d-2.

     Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

                             TENDER OFFER STATEMENT

     This Amendment No. 3 amends the Tender Offer Statement on Schedule TO filed on January 17, 2001, as amended by Amendment No. 1 filed on February 1, 2001 and Amendment No. 2 filed on February 14, 2001, by Bighorn Associates LLC (the "Purchaser") and Presidio Capital Investment Company, LLC ("PCIC, and collectively, with the Purchaser, the "Bidders") relating to an offer to purchase units of limited partnership interest ("Units") of Resources Accrued Mortgage Investors 2 L.P. (the "Partnership") upon the terms and subject to the conditions set forth in the Offer to Purchase dated January 17, 2000 (the "Offer to Purchase") and the related Letter of Transmittal, as each may be supplemented or amended from time to time (which together constitute the "Offer") to include the information set forth below. The information in the Offer to Purchase is incorporated herein by reference in answer to all of the Items of this Schedule TO except as otherwise set forth below:

ITEM 4.   TERMS OF THE TRANSACTION.

          Item 4 is hereby amended by the following:

               The purchase price for the Units has been increased to $104 per Unit, net to the seller in cash, without interest, less any distributions paid after the date of the Offer, and prior to the expiration date of the Offer.

ITEM 7.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          Item 7 is hereby amended by the following:

               The total amount of funds necessary to purchase the maximum number of Units sought pursuant to the Offer has been increased to $5,928,000.

ITEM 11   ADDITIONAL INFORMATION.

          Item 11 is hereby amended to add the following:

               The information set forth in the letter to limited partners attached hereto as Exhibit (a)(6) and the press release attached hereto as Exhibit (a)(7) is incorporated by reference herein.

ITEM 12   EXHIBITS.

               Item 12 is hereby amended by adding the following, which is attached as Exhibit:

               (a)(6) Letter, dated February 21, 2001 from the Purchaser to the limited partners of the Partnership.

               (a)(7)  Press Release dated February 21, 2001.

                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                           BIGHORN ASSOCIATES LLC

                                           By: Presidio Capital Investment
                                               Company, LLC, member

                                               By /s/ David King
                                                  --------------------------
                                                  David King
                                                  President

                                           PRESIDIO CAPITAL INVESTMENT
                                           COMPANY, LLC

                                               By /s/ David King
                                                  --------------------------
                                                  David King
                                                  President



Dated:  February 21, 2001